(Check One):	UNITED STATES
☒ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 20-F	Washington, D.C. 20549
☐ Form 11-K
☐ Form 10-Q	FORM 12b-25	Commission File Number: 000-50807
☐ Form N-SAR	Amendment No. 1

NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Design Within Reach, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

225 Bush Street, 20th Floor

Address of Principal Executive Office (Street and Number):

San Francisco, California 94104

City, State and Zip Code

PART II – RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

When Design Within Reach, Inc. (the “Company”) filed its Annual Report Form 10-K for the year ended December 31, 2005, the Company intended to incorporate by reference the information required in Part III of Form 10-K from its proxy statement. Because the Company has not yet filed the proxy statement, it sought to prepare and file an amendment to its Form 10-K to include the information required by Part III of its Form 10-K by May 1, 2006. The Company was unable to file the amendment to its Form 10-K without unreasonable expense and effort in light of the circumstances described below.

Due to delays associated with the Company’s conversion of its existing information technology systems to a new, custom-built system, and the resignation of the Company’s Controller, the Company was delayed in filings its Annual Report on Form 10-K for the year ended December 31, 2005 until April 14, 2006. This delay has diverted management’s attention and caused unforeseen delay with completing the proxy statement and the amendment to its Form 10-K.

The Company intends to finalize and file the amendment to its Form 10-K on or before May 16, 2006.

IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ken La Honta (Name)	(415) (Area Code)	676-6500 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Design Within Reach, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 2, 2006	By	/s/ Ken La Honta
Ken La Honta
Chief Financial Officer, Chief Operating
Officer and Secretary